Filed by Alliance Bancorp of New England, Inc.

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Alliance Bancorp of New England, Inc.
Commission File No. 001-13405

Date: February 17, 2004

New Haven Savings Bank Receives Regulatory Approvals for Upcoming Public Offering of NewAlliance Bancshares, Inc. Common Stock

Friday February 13, 4:25 PM EST

NEW HAVEN, Conn., Feb 9, 2004 – New Haven Savings Bank announced today that it has received approval from the Federal Deposit Insurance Corporation to proceed with its conversion from a mutual savings bank to a fully-public company. This approval follows the January 26, 2003 conversion approval from the Connecticut Department of Banking. Also, a registration statement relating to the sale of shares of common stock in the offering by NewAlliance Bancshares, Inc. has been declared effective by the Securities and Exchange Commission. Upon the completion of the mutual-to-stock conversion and the related stock offering, New Alliance Bancshares, Inc. will be the holding company for New Haven Savings Bank.

NewAlliance Bancshares, Inc. is conducting a subscription offering of between 65,875,000 and 89,125,000 shares of common stock (subject to a 15% increase) for sale at a purchase price of $10.00 per share. In addition, 4,000,000 shares will be contributed to a new charitable foundation established by NewAlliance Bancshares, Inc. In the subscription offering, the shares are being offered, in descending order of priority, to: eligible depositors of New Haven Savings Bank as of June 30, 2002, New Haven Savings Bank’s employee stock ownership plan, eligible depositors as of December 31, 2003, and New Haven Savings Bank’s directors, officers, employees and corporators.

It is expected that, late in the week of February 16, 2004, those eligible to subscribe in the subscription offering will be mailed offering materials describing the conversion, offering and acquisitions.

Also, as previously announced, NewAlliance Bancshares, Inc. intends to acquire Connecticut Bancshares, Inc. and Alliance Bancorp of New England, Inc. It is expected that, late in the week of February 16, 2004, proxy materials will be mailed to the shareholders of the two companies.

The conversion and acquisitions are expected to be consummated simultaneously, at the end of March, 2004.

Ryan Beck & Co., Inc. serves as financial advisor to NewAlliance Bancshares, Inc. and as marketing agent for the stock offering.

The conversion is subject to the final approval of the Connecticut Department of Banking and the Federal Deposit Insurance Corporation. NewAlliance Bancshares, Inc. is awaiting approval from the Federal Reserve Bank of Boston regarding its application to become the bank holding company for New Haven Savings Bank.

Additionally, the acquisitions are subject to the approval of shareholders of Connecticut Bancshares, Inc. and Alliance Bancorp of New England, Inc., the Federal Deposit Insurance Corporation, Federal Reserve Board, and the Connecticut Department of Banking.

New Haven Savings Bank is a state-chartered savings bank serving the greater New Haven area with 36 branches and $2.4 billion in assets. When combined with Connecticut Bancshares, Inc. and Alliance Bancorp of New England, Inc., New Haven Savings Bank will be the second largest savings bank and the fifth largest bank in Connecticut with 74 branches, $5.9 billion in assets, $3.8 billion in deposits and equity of approximately $1.1 billion assuming the minimum number of shares sold in the stock offering.

This communication shall not constitute an offer to sell, or the solicitation of an offer to buy common stock, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the Securities laws of any such state. The shares of common stock are not savings accounts, may lose value and are not insured by the Federal Deposit Insurance Corporation or any government agency.

This news release contains certain forward-looking statements about the proposed conversion and acquisitions. These include statements regarding the anticipated commencement date of the offering, the aggregate offering amount and the anticipated consummation date of the transactions.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe,""expect,""anticipate,""estimate" and "intend" or future or conditional verbs such as "will,""would,""should,""could" or "may." Certain factors that could cause actual results to differ materially from expected results include delays in completing the offering or acquisitions, difficulties in integrating the acquisitions, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the businesses in which the companies are engaged and changes in the securities markets.

Media
Contact:	Paul McCraven
Senior Vice President
New Haven Savings Bank
203-784-5001

Investor
Contact:	Jude Falango
New Haven Savings Bank
203-789-2814

ADDITIONAL INFORMATION

The proposed merger of Alliance Bancorp of New England, Inc. (“Alliance”) and NewAlliance Bancshares, Inc., the new holding company for New Haven Savings Bank (“NewAlliance”), will be submitted to the shareholders of Alliance. NewAlliance has filed a registration statement, a proxy statement/prospectus and subsequent amendments as well as other relevant documents concerning the proposed transaction with the SEC. Stockholders of Alliance are urged to read the registration statement, the proxy statement/prospectus, amendments and any other relevant documents filed with the SEC because they will contain important information. You may obtain a free copy of the proxy statement/prospectus, as amended, as well as other filings containing information about Alliance and NewAlliance, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus, as amended, and the SEC filings incorporated by reference in the proxy statement/prospectus, as amended, can be obtained, without charge, by directing a request to Alliance Bancorp of New England, Inc., Karen Ouimet-Matusek, Shareholder Contact, 348 Hartford Turnpike, P.O. Box 2588, Vernon, CT 06066 (860) 875-2500.

Alliance and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Alliance in connection with the proposed merger. Information about the directors and executive officers of Alliance and their ownership of Alliance common stock and additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus, as amended, regarding the proposed transaction.

The information provided in this filing may contain forward-looking statements and describe future plans, strategies, synergies and cost savings related to the merger. The words “believe,” “expect,” “anticipate,” “estimate,” “plan,” “create,” “utilize,” “project” and similar expressions identify forward-looking statements. The ability to predict results or the effect of future plans or strategies including the merger or qualitative or quantitative changes based on market risk exposure is inherently uncertain. Factors which could affect actual results and impact the merger include, but are not limited to, changes in general market interest rates, general economic conditions, legislative/regulatory/tax changes, fluctuations of interest rates, changes in the quality or composition of our loans and investment portfolios, deposit flows, competition, demand for financial services in our markets, and changes in accounting principles. Similar factors are present with respect to the other party to the merger, NewAlliance. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements.